Donn A. Beloff

Tel. 954.765.0500

Fax. 954.765.1477

beloffd@gtlaw.com

August 23, 2005

VIA EDGAR

Daniel F. Duchovny

Attorney-Adviser, Office of Mergers & Acquisitions

Christina Chalk, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	nStor Technologies, Inc.

Schedules 14D-9C filed July 28 and August 2, 2005

Schedule 14D-9 filed August 5, 2005

File No. 005-32709

Dear Mr. Duchovny and Ms. Chalk:

On behalf of nStor Technologies, Inc. (the “Company”) and in response to your letter dated August 18, 2005 (the “Comment Letter”) addressed to Mr. Donn Beloff, Esq. of Greenberg Traurig P.A., special counsel to the Company, filed herewith is Amendment No. 1 (“Amendment No. 1”) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on August 5, 2005 (the “Schedule 14D-9”). The Schedule 14D-9 was filed in response to the Schedule TO-T filed by Normandy Acquisition Corporation (“Purchaser”) and Xyratex Ltd. (“Parent”) on August 5, 2005.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

Schedule 14D-9

The Solicitation or Recommendation - Background page 5

1.	We note that the first contact between the Company and Parent occurred during the summer of 2004 when one of the Company’s sales representatives made a routine sales call. The next sentence of your disclosure states that on September 3, 2004, the parties signed a “standard” non-disclosure agreement. Expand your disclosure to explain how the discussions between the parties evolved from a routine sales call to the execution of a non-disclosure agreement. Describe any intervening contacts. Is the execution of such an agreement in these circumstances customary in your industry?

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

August 23, 2005

Response: In response to the Staff’s comment, we have expanded the disclosure as requested. We have been advised by the Company that it is customary in the Company’s and Parent’s industry to enter into such non-disclosure agreements with potential customers. We also revised the disclosure to make it clear that, at the time that the non-disclosure agreement was signed, neither the Company nor the Parent were contemplating any form of business combination. The non-disclosure agreement simply resulted from the sales call, in the ordinary course of business, which is customary in the Company’s industry.

2.	Also, generally revise this section to describe in greater detail the negotiations between the parties. For example, did you provide any financial projections to Xyratex? Did your management conduct interviews with Xyratex?

Response: In response to the Staff’s comment, we have revised this section to describe in greater detail the negotiations between the parties. Although the Company did provide certain revenue projections to the Parent during the course of Parent’s due diligence process, we have been advised by Parent that such information was not material to Parent’s decision to proceed with the acquisition or to Parent’s determination of the purchase price. We have also been advised that the Company did not conduct formal interviews with Xyratex’s management, but rather discussed various issues with such management and evaluated management during the meetings and calls disclosed in this section.

3.	Please expand the disclosure regarding the negotiations with the “privately held company” during January and February 2005. Describe, among other things, the extent of the negotiations and the persons that carried them out, the nature of the potential transaction, any valuations discussed by the two parties or proposed by the third party, the industry in which that third party operates, and the reasons for you to terminate the discussions. Provide similar disclosure regarding the discussions with a “public company” during late February 2005.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

4.	Describe the issues discussed by Mr. Gresham and Mr. Levy on February 17, 2005.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

5.	Revise the entry for April 4, 2005 to disclose the valuation proposed by Mr. Jaiven.

Response: We have been advised by the Company that Mr. Jaiven did not propose a valuation on April 4, 2005. In response to the Staff’s comment, we have revised the disclosure to make this clearer.

6.	Please expand your disclosure of the May 6, 2005 meeting during which the parties agreed on “several material terms of a possible business combination.” Which terms were agreed upon?

Response: In response to the Staff’s comment, we have revised the disclosure to set forth these terms.

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

August 23, 2005

7.	With respect to the proposed term sheet presented by Xyratex on May 13, 2005, please provide the per share value of the proposal. If that value is different from the tender offer price, please describe the events leading up to the tender offer price, including any adjustments made to the aggregate valuation.

Response: The May 13, 2005 term sheet did not include a per share valuation, but rather the aggregate purchase price as disclosed. The aggregate purchase price mechanism was the same mechanism as that used to determine the tender offer price.

8.	Refer to the first full paragraph on page 7. Explain why the companies restructured the proposed transaction from an all-stock transaction to an all-cash one.

Response: The companies restructured the proposed transaction from an all-stock transaction to an all-cash one because it simplified the transaction, provided certainty to all Company stockholders in terms of the cash value of the purchase price and allowed for a prompt closing of the transaction through the tender offer process.

9.	Expand your disclosure to describe the negotiation of the shareholder support and the change of control agreements.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

The Solicitation or Recommendation - Reasons for the Recommendation, page 7

10.	Refer to paragraph 4. Please disclose the range of valuations that potential investors had indicated was the true value of the company’s securities.

Response: We have been advised by the Company that the potential investors referred to in paragraph 4 did not indicate a range of valuations to the Company. Rather, the Company had been generally advised by its financial advisor at the time, as well as other potential investors that the Company had discussions with prior to entering into the Merger Agreement, that the market price of the Company’s common stock on AMEX did not accurately represent the actual value of such stock, but rather that the actual value was lower than the Company’s market price on AMEX. The stated reasons for that conclusion are set forth on pages 7 and 8 of the Schedule 14D-9.

11.	Refer to paragraph 5. Rather than state that the board considered strategic alternatives, describe those alternatives and the analyses of the board and the company’s management with respect to those alternatives.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

12.

We note in the section “Opinion of Financial Advisor” that the company’s management projected revenues and EBITDA to grow from $10.3 million and ($6.6 million) in 2004 to $75 million and $4.9 million in 2009, respectively. Please disclose what consideration the board gave to the growth in revenues and EBITDA over that five-year period in making its

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

August 23, 2005

recommendation. That is, given these projected future financial results, why did the board consider it advisable and in the best interests of shareholders to sell nStor now?

Response: The Company’s revenue projections assumed that the Company would be able to continue to implement its business plan and strategic goals. However, the Company simply did not have, and had been unable to acquire, sufficient capital to implement its business plan and achieve its strategic goals. As disclosed, the Company explored numerous alternatives for raising capital but has not been successful in realizing any such alternatives and would be unable to implement its business plan without significant additional capital. As discussed on pages 7 and 8 of the Schedule 14D-9, for the last several years the Company’s principal source of working capital was not income from operations, but rather loans or equity investments from its principal shareholders. Those shareholders have advised the Company that they are no longer willing to provide such loans or make such equity investments.

Opinion of Financial Advisor

Valuation Overview, page 11

13.	We note that Capitalink assigned weights to the discounted cash flow analysis, the comparable company analysis and the comparable transaction analysis. Please tell us, with a view toward revised disclosure, why Capitalink did not assign weight to the Stock Performance Review described on page 12.

Response: We have been advised by Capitalink that in determining the indicated equity value per share of the Company, Capitalink weighted the three valuation analyses including the Discounted Cash Flow Analysis, Comparable Company Analysis and Comparable Transaction Analysis. Capitalink did not apply any weighting on the Stock Price Performance Review because such review was not a valuation analysis but rather a historical review of the trading price of the Company’s common stock similar to the historical financial review.

14.	We note that Capitalink’s fairness opinion included as Schedule I to the Schedule 14D-9 notes that Capitalink has been engaged to assess the fairness of the Per Share Consideration being paid in the offer. We also note the qualifier on page I-2 of the opinion (fourth full paragraph) that Capitalink is not expressing any opinion as to the “underlying valuation” of the Company. Please clarify the scope of the fairness advisor’s engagement in the Schedule 14D-9. That is, has Capitalink necessarily determined an underlying valuation in assessing the fairness of this transaction? How does the Company’s “underlying value” differ from its fair value (on a per share basis)?

Response: We have been advised by Capitalink that Capitalink’s fairness analysis entails the determination of a range of indicated equity values and comparing this range with the Per Share Consideration. Although Capitalink utilized various valuation methodologies to determine this range, Capitalink did not perform a formal valuation of the Company nor issue an opinion on the underlying valuation of the Company.

Company Financial Performance, page 11

15.	Explain the meaning of the terms OEM and SI.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

August 23, 2005

Comparable Company Analysis, page 13

16.	Please revise to include the company’s ratios for each ratio presented for comparable companies. Also, explain the significance of the enterprise value ratios presented for nStor being higher than those of the other companies included in the analysis.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

17.	Please disclose the names of the comparable companies and the data underlying the analysis results. Similarly, disclose the names of the parties involved in the transactions used for the Comparable Transaction Analysis and the data underlying that analysis.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Comparable Transaction Analysis, page 14

18.	Explain why the acquisition of Chaparral Network Storage was excluded from the enterprise value-to- LTM revenue calculation.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Intent to Tender, page 15

19.	Please quantify the number of shares you believe will be tendered in the offer by your executive officers, directors, affiliates or subsidiaries.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Schedule II

20.	We note that you provided the information required by Rule 14f-l as an annex to the Schedule 14D-9 but did not file it separately on Edgar. Please tell us what consideration you gave to filing the document on Edgar using the header tag “SC14F1.” Refer to the Edgar Filer Manual, which is available on our website at www.sec.gov.

Response: We did not consider filing the information required by Rule 14f-1 on Edgar using the header tag “SC14f-1”. We advise you that we will make subsequent filings, including Amendment No. 1, in accordance with the Edgar Filer Manual.

In a separate letter to you dated even date herewith, the Company has acknowledged that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

August 23, 2005

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

August 23, 2005

If you should need any additional information, please call the undersigned at (954) 768-8283. Thank you for your attention to this matter.

Very truly yours,

/S/ Donn A. Beloff
Donn A. Beloff